May 2, 2018
To: All Canadian Securities Regulatory Authorities and Registered Holders of Debt Instruments of Concordia International Corp.
Subject: Concordia International Corp.
Dear Sir/Madam:
We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:
Meeting Type:     Special Meeting of Debtholders
Record Date for Notice of Meeting:     May 9, 2018
Record Date for Voting:     May 9, 2018
Meeting Date:     June 19, 2018
Meeting location:     Toronto, ON
Issuer sending proxy related materials directly to NOBO:     Yes
Issuer paying for delivery to OBO:     Yes
Voting Security Details:

Description	CUSIP Number
Concordia 9.50% Due October 21, 2023	206519AB6
Concordia 9.50% Due October 21, 2023	C26215AB6
Concordia 7.00% Due April 15, 2023	206519AA8
Concordia 7.00% Due April 15, 2023	C26215AA8
Concordia Ext Equity Bridge Credit Facility (Unsecured Term Loan)	N/A
Subordinated Promissory Note	N/A

Sincerely,
Kingsdale Advisors,
Proxy and Information Agent for Concordia International Corp.

The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, ON M5X 1E2
TEL: 416.644.4031 TOLL FREE: 1.877.373.6007 FAX: 416.867.2271
www.kingsdaleadvisors.com